 Form 253G2

ITEM 1.

OFFERING CIRCULAR

Form 253G2

FOUNDATION INVESTMENT REAL ESTATE, INC.

2412 Irwin St Suite 201C,

MELBOURNE, FL 32901

Best Efforts Offering of up to 4,000,000 Common Shares

Minimum Purchase: 2,000 Shares ($1,000)

This prospectus relates to the offering and sale of up to Four million (4,000,000) Common Shares of the Company for an aggregate, maximum gross dollar offering of Two Million ($2,000,000) Dollars (the "Offering"). The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each Common Share will be offered at FIFTY CENTS ($0.50) per share. There is a minimum purchase amount of Two Thousand Common Shares, at $0.50 per share for an aggregate purchase price of One Thousand and 00/100 Dollars.

Investing in this offering involves high degree of risk, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 11. This offering circular relates to the offer and sale or other disposition of up to Four million (4,000,000) Common Shares, at $0.50 per share . See "Securities Being Offered" beginning on page 34.

This is our offering, and no public market currently exists for our common stock. The Offering price is arbitrary and bears to relationship to any criteria of value. The Company does not intend to seek a public listing for the Common Shares until it feels there is sufficient capital or investors interest to do so. Moreover, our common stock is not listed for trading on any exchange or automated quotation system. The Company presently does not intend to seek such listing for its common stock, but should it hereinafter elect to do so, there can be no assurances that such listing will ever materialize.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant state regulators, as necessary and will terminate on the sooner of the sale of the maximum number of shares being sold, twelve months from the effective date of this Offering Statement or the decision by Company management to deem the offering closed. The shares offered hereby are offered on a "best efforts" basis, and there is no minimum offering.

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account, which means that the proceeds or funds from the sale of common stock will be immediately available to us for use in our operations and once received and accepted are irrevocable. See "Plan of Distribution" and "Securities Being Offered" for a description of our capital stock.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

			Underwriting
	Number of	Price to	discount and	Proceeds to	Proceeds to
	Share	Public (3)	commissions (1)	issuer (2)	other persons
Per Share	1	$0.50	$0	$0.50	$0.00
Total Minimum	2,000	$1,000.00	$0.00	$1,000.00	$0.00
Total Maximum	4,000,000	$2,000,000	$0.00	$2,000,000	$0.00

(1)	We do not intend to use commissioned sales agents or underwriters.
(2)

The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the common stock.

(3)	The Shares are offered at $0.50 per share, with a Minimum Purchase of 2,000 Shares.

We are following the "Offering Circular" format of disclosure under Regulation A.

The effective date of this Amended Offering Circular is August 3, 2022

This offering circular also contains detailed information about our business objectives, operations and performance to date. Our business objectives and investment strategies are substantially identical to those as before.

We have been offering our common shares in a continuous offering (our 'continuous offering') pursuant to a Form 1-A offering statement filed with the Securities and Exchange Commission ('SEC') on July 1, 2020 pursuant to Regulation A ('Regulation A') promulgated under the Securities Act of 1933, as amended (the 'Securities Act'). Through August 3, 2022, our ongoing continuous offering has not raised any capital, nor any suitable business venture present itself, in the opinion of the Management.

Accordingly, The Management has decided to extend the offering for a further 12 month period, ending August 2, 2023.

18.  SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on November 30, 2022.

FOUNDATION INVESTMENT REAL ESTATE, Inc.

By:	/s/ Hamon Francis Fytton
	Name:	Hamon Francis Fytton
	Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ Hamon Francis Fytton	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	November 30, 2022
Hamon Francis Fytton
/s/ Hamon Francis Fytton	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 30, 2022
Hamon Francis Fytton

FOUNDATION INVESTMENT REAL ESTATE, Inc. – Amendment to Offering Circular	5